September 9, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Irving
Senior Staff Accountant

Re:	F.N.B. Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K filed July 21, 2016
File No. 001-31940

Ladies and Gentlemen:

The purpose of this letter is to provide a detailed response to the comment contained in the Commission’s August 25, 2016 letter (“Comment Letter”) to F.N.B. Corporation (“FNB” or the “Corporation”).

For convenience of reference, we have included in italics the Staff’s numbered comment followed by FNB’s corresponding response.

Form 8-K filed July 21, 2016

Exhibit 99.1

1.	We note your correspondence dated August 24, 2016. For each individual expense category included in the merger, acquisition and severance costs line item, please provide us additional information to help us understand the nature of each expense. Specifically address whether each adjustment represents a direct restructuring expense such as employee severance and contract termination fees or if they are related to duplicative, estimated synergy like adjustments that will eventually run-off over time.

FNB respectfully acknowledges the Staff’s response.

Merger, acquisition and severance costs disclosed in the above referenced filings were incurred for the following acquisitions:

•	Branch purchase announced May 27, 2015 and closed September 18, 2015

¡	Acquired five branch-banking locations in Southeastern Pennsylvania from Bank of America

•	Metro acquisition announced August 4, 2015 and closed February 13, 2016

¡	Acquired Metro Bancorp Inc. (Metro), a bank holding company based in Harrisburg, Pennsylvania

•	Branch purchase announced September 3, 2015 and closed April 22, 2016

¡	Acquired 17 branch-banking locations and related consumer loans in the Pittsburgh, Pennsylvania metropolitan area from Fifth Third Bank

The merger, acquisition and severance costs represent direct restructuring expenses incurred for each of the individual acquisitions noted above and are not duplicative of current operations and from which we can derive no synergy in operations. The following provides additional detail regarding the nature of the expenses.

	Three Months Ended			Six Months Ended
(Dollars in thousands)	June 30, 2016	March 31, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Employee-related expenses	$518	$14,155	$113	$14,674	$113
Information technology contract termination and conversion costs	5,698	2,797	254	8,495	254
Professional services fees	1,402	4,856	3	6,258	3
Lease termination fees	2,254	360	—	2,615	—
Branch disposals	292	371	—	663	—
Customer communications	175	2,058	1	2,233	1
Other – travel and miscellaneous	212	343	—	553	—

Total	$10,551	$24,940	$371	$35,491	$371

Employee-related expenses primarily consist of severance costs and related payroll taxes, as well as other employee-related charges. Management change-in-control (CIC) severance costs related to the Metro acquisition make up three-quarters of these costs and were incurred when executives of Metro had formal severance agreements that were determined to be outside of the business combination accounting and, therefore, recorded as a post-acquisition expense by FNB. These CIC severance agreements were “double trigger” agreements whose second event was triggered by FNB immediately on the acquisition date and were triggered without any services rendered by the executives to FNB. Other severance and retention compensation costs were directly related to non-executive staff and were a direct reduction of the acquired workforce.

Information technology contract termination and conversion costs were primarily related to terminating data processing agreements in the Metro acquisition and other costs to convert all acquired operations to the FNB data processing systems. The systems conversions for the above acquisitions occurred on the closing date, eliminating the need for duplicate processing systems.

Professional services fees represent costs incurred that were directly related to an individual acquisition that closed in the respective quarter. These fees were incurred when FNB engaged third-parties in arms-length transactions for services such as deal advisory, due diligence and legal and accounting services.

Lease termination fees relate to the termination of leases for physical properties acquired in acquisitions in which FNB incurred a lease breakage fee or other costs, since FNB has decided to exit/vacate such property.

Branch disposals consists of costs associated with facilities consolidation and closures as a result of an acquisition transaction and/or disposal of fixed assets acquired in an acquisition that are no longer in use.

Customer communications were primarily made up of costs of rebranding acquired operations and print materials intended to inform or educate acquired customers about the acquisition and how FNB will handle their customer accounts. These materials included required disclosures for privacy, processing and fee schedules.

Other – travel and miscellaneous consists of employee travel, postage and supplies during due diligence and transition to the FNB operations.

We have no costs that we would consider to be synergistic and/or duplicative.

In addition, the Corporation acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or we can provide further information, please contact me at (724) 983-3745 or Tim Rubritz at (724) 983-2472.

Sincerely,

/s/ Vincent J. Calabrese, Jr.
Vincent J. Calabrese, Jr.
Chief Financial Officer

cc:	Marc Thomas, Senior Staff Accountant
Timothy G. Rubritz, Corporate Controller
James G. Orie, Chief Legal Officer and Corporate Secretary